FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

February, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration  N° 0114

                                                                                                                                          Santiago, January 29, 2015

Ger. Gen. N°  006/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

Ref.:       Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045 and established under General Norm N° 30 of the Superintendence, and duly authorized on behalf of Empresa Nacional de Electricidad S.A., hereinafter “Endesa Chile”, I hereby inform you of the following significant event:

On October 17, 2012, Endesa Chile submitted a request for arbitration to the International Court of arbitration of the Chamber of International Commerce (“ICC”), against the Chilean company “Ingeniería y Construcción Tecnimont Chile y Compañía Limitada "; the Italian company "Tecnimont SpA"; the Brazilian company “Tecnimont do Brasil Construcao e Administracao de Projetos Ltda"; the Slovakian company ' Slovenske Energeticke Strojarne a.s.” (“SES”); and the Chilean company “Ingeniería y Construcción SES Chile Limitada”, all collectively referred as “The consortium” (“el consorcio”)". The objective of the arbitration request was to demand the full and timely compliance by the consortium of the agreed obligations under the contract “Proyecto Ampliación Central Térmica Bocamina”, contract ACP-003.06, the turnkey construction for a coal-fired thermal generation plant, the “Construction Contract”. This information was duly communicated on the abovementioned date, to the Superintendence, as a significant event.

Subsequently, on January 29, 2013,  the Superintendence was informed through a significant event, that Endesa Chile was notified by the Technical Secretariat of the aforementioned Court, that the members of the Consortium, individually had proceeded to answer the request for arbitration of Endesa Chile, which contained their claims and also had files a counterclaim against Endesa Chile for an amount of US$ 1,294 million in the case of Tecnimont firms, and US$ 15 million in the case of the SES companies.

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

The Board of Directors of Endesa Chile, in an ordinary session held today, has accepted and approved all the terms and conditions of the document called "Conditional Transaction, Settlement and Cancellation", hereinafter “the Transaction”, through which all parties (Endesa Chile and the Consortium) end the arbitration and provide a mutual settlement for liabilities under the Construction Contract. The acceptance and approval of the transaction by the Board of Directors of  Endesa Chile has been agreed to the extent that the conditions precedent that is agreed upon in that instrument be properly and timely met, within which every Board and/or administrative bodies of the companies within the Consortium have accepted and expressly adopted all the terms and conditions of the Transaction. Under the terms of the Transaction, if the conditions precedent are not fulfilled in a timely manner, this approval would be null and void.

Finally, as a result of the transaction, the financial effects for Endesa Chile and Bocamina II project, in particular, will be the recognition of a greater investment of US$ 125 million.

Sincerely,

Valter Moro

Chief Executive Officer

Santa Rosa 76 – Teléfono (56) 22630 9000 – Casilla 1557 - Correo Central – Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ FERNANDO GARDEWEG R.
Fernando Gardeweg R. Chief Financial Officer

Dated: February 2, 2015